January 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director

Leigh-Ann Schultz, Staff Accountant

Brian Cascio, Accounting Branch Chief

Ruairi Regan, Staff Attorney

Daniel Morris, Special Counsel

RE:	BCD Semiconductor Manufacturing Limited

Registration Statement on Form F-1

Filed on January 5, 2011

File No. 333-171539

Ladies and Gentlemen:

On behalf of BCD Semiconductor Manufacturing Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 7, 2011, relating to the Company’s Registration Statement on Form F-1 submitted to the Staff and filed with the Commission on January 5, 2011 (the “Prior Registration Statement”).

The Company has responded to each of the Staff’s comments either by revising the Prior Registration Statement or exhibits thereto as requested by the Staff or by providing an explanation if the Company has not so revised the Prior Registration Statement or exhibits thereto.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references in the Company’s responses relate to the marked version of the Form F-1 enclosed herewith):

Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 7, 2011

Recent Developments, page 8

1.	We note that you intend to provide an estimate of revenue and an estimated range for gross profit and operating income for the quarter ended December 31, 2010. In light of the significant differences we note in prior periods between operating income and net income (loss) as well as the significant adjustments made to net income (loss) in arriving at net income (loss) attributable to ordinary shareholders and your net income (loss) per share amounts, please tell us how you considered the need to include also your estimate of net income (loss) and earnings (loss) per share for the quarter ended December 31, 2010.

RESPONSE: The Company respectfully advises the Staff that in considering the need to include an estimate of net income (loss) and earnings (loss) per share for the quarter ended December 31, 2010 in the Recent Developments section, the Company considered the following factors: (i) the estimates of net income (loss) and earnings (loss) per share for the quarter ended December 31, 2010 are not currently available on a GAAP basis and (ii) the Company does not currently believe that the changes in net income (loss) and earnings (loss) per share for the quarter ended December 31, 2010 as compared to the quarters ended December 31, 2009 and September 30, 2010 will show trends that are materially different than the trends highlighted by the changes for revenue, gross profit and operating income. The Company hereby undertakes that, if prior to the completion of the offering, the Company is able to calculate net income (loss) and earnings (loss) per share for the quarter ended December 31, 2010 on a GAAP basis and such figures highlight changes or trends that are materially different than the changes for revenue, gross profit and operating income, the Company will prepare, file and distribute an amendment to the preliminary prospectus or a free writing prospectus in order to disclose such changes or trends to investors prior to the completion of the offering.

2.	In addition, please provide us with the amounts of your net revenue as well as the ranges for your estimated gross profit, operating income and any other estimates for the three months ended December 31, 2010 you intend to include in response to the above comment. We may have further comments after you provide the estimates for the quarter ended December 31, 2010.

RESPONSE: In response to the Staff’s comment, the Company has included the estimates of net revenue, gross profit and operating income in the Recent Developments section on page 8 of the Form F-1. The Company respectfully advises the Staff that it does not currently intend to include any additional estimates in the Form F-1 for the results for the quarter ended December 31, 2010.

Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 7, 2011

The dissolution of BCD Shanghai…,page 17

3.	Please revise this risk factor to disclose, if true, that no creditors made any claims against BCD Shanghai prior to the deadline to make such claims on December 15, 2010. In addition, please explain why the company believes that it will not be required to contribute the remaining registered capital to BCD Shanghai and will not be subject to any material penalties in connection with the registered capital requirements. To the extent your conclusion regarding the liabilities for BCD Shanghai is based on advice of Chinese counsel, please tell us how you determined you need not file an opinion of Chinese counsel supporting your conclusions as an exhibit.

RESPONSE: In response to the Staff’s comment, the Company has revised page 17 of the Form F-1 to disclose that no creditors made any claims against BCD Shanghai prior to the deadline to make such claims on December 15, 2010. The Company also revised the disclosure to explain that the Company believes that it will not be required to contribute any remaining registered capital to BCD Shanghai and will not be subject to any penalties in connection with its prior registered capital requirements because the Company received approval for the dissolution of BCD Shanghai from the relevant PRC authorities. The Company respectfully advises the Staff that its conclusions regarding the liabilities for BCD Shanghai is based partially on advice from its PRC counsel, but also based on the Company’s knowledge of the relevant PRC laws and regulations, the Company’s discussions with the relevant PRC authorities and the formal approval for the dissolution of BCD Shanghai received from the relevant PRC authorities. Accordingly, the Company does not intend to file an opinion of PRC counsel to support its conclusions.

4.	Please describe the applicable penalties that the Chinese government may impose for failure to contribute the required registered capital of BCD Shanghai. Also, quantify, if possible, the monetary costs of the various penalties and the unanticipated liabilities to which BCD Shanghai or you may be subject in connection with the dissolution of BCD Shanghai and the failure to contribute the entire registered capital.

RESPONSE: The Company respectfully advises the Staff that since the Company received formal approval for the dissolution of BCD Shanghai from the relevant PRC authorities in September 2010, the Company will not be subject to any penalties from the Chinese government in connection with BCD Shanghai’s failure to contribute its prior required registered capital. The Company also respectfully advises the Staff that it is not

Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 7, 2011

able to quantify possible liabilities the Company may face prior to the formal dissolution of BCD Shanghai. The Company is not currently aware of and does not currently anticipate any liabilities in connection with the dissolution of BCD Shanghai. Any liabilities that may arise prior to the formal dissolution of BCD Shanghai are currently unknown or unanticipated liabilities.

Principal and Selling Shareholders, page 115

5.	Refer to the selling shareholder table. Please ensure that you have identified the natural person(s) possessing voting and dispositive control over the shares held by each selling shareholder.

RESPONSE: The Company acknowledges that JAFCO Asia Technology Fund does not currently disclose any natural persons who possess voting and dispositive control over the shares held by such selling shareholder. The Company undertakes to work with JAFCO Asia Technology Fund to either disclose such natural persons in the Form F-1 or to supplementally provide to the Staff through additional filed correspondence the legal reasons why JAFCO Asia Technology Fund does not believe that it needs to make such disclosure.

Exhibit 5.1

6.	We note the qualifications related to the company’s register of members included in sections 3.4 and 3.6. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued, fully paid and non assessable. Therefore, rather than including these qualifications in the opinion section, describe in greater detail under Description of Capital the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Also, disclose whether approval by the authorities in the Cayman Islands is required or whether this is an administrative undertaking. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note also that for both the primary and secondary shares, the depositary will hold the ordinary shares underlying the ADSs. If there are any material risks to this process, please consider including appropriate disclosure in the “Risk Factors” and Enforceability of Civil Liabilities” sections.

RESPONSE: The Company hereby undertakes to work with its Cayman Island counsel to revise its opinion to opine on the legality of the securities being registered, including

Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 7, 2011

whether the securities will, when sold, be legally issued, fully paid and non assessable in connection with the Staff’s request. Such revised opinion will be filed with a subsequent amendment to the Form F-1. The Company has revised page 130 of the Form F-1 to include the specific procedures and timing required to make the appropriate entries in the Company’s Register of Members in order to reflect the sale of the shares in this offering.

Exhibit 8.2

7.	Please revise the final paragraph to consent to reference to counsel under the heading Taxation and Enforceability of Civil Liabilities. Make similar revisions as appropriate to exhibit 8.1.

RESPONSE: The Company hereby undertakes to work with its US and PRC counsels to revise their forms of opinion filed as exhibits 8.1 and 8.2 to the Form F-1. Such revised opinions will be filed with a subsequent amendment to the Form F-1.

Exhibit 99.1

8.	For each separate opinion, in turn, please explain clearly and in detail the scope of counsel’s review for such opinion and analyze why it is appropriate to include such opinion based on that review.

RESPONSE: The Company respectfully advises the Staff that it has deleted Exhibit 99.1 from the exhibit list and will not be filing such opinion with the Form F-1 as such opinion is not legally required to be included with the Form F-1.

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Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 7, 2011

You may reach me by telephone at my office in Palo Alto, California at (650) 565-3887. In my absence, please contact Richard Kline at (650) 565-3539. We can both be reached by fax at (650) 493-6811.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Carmen Chang

Enclosures

cc:	Chieh Chang, President and Chief Executive Officer

Jean-Claude Zhang, Chief Financial Officer

Jamie Huang, General Counsel

BCD Semiconductor Manufacturing Limited

Jorge del Calvo

James Masetti

Pillsbury Winthrop Shaw Pittman LLP

Anna Wang

Sean Bronson

Deloitte & Touche

Richard A. Kline

Wilson Sonsini Goodrich & Rosati, P.C.